Sub-Item 77D - Policies with Respect to Security Investments

On September 12, 2011, the Board of Directors of the Registrant approved (1) changes to the name and principal investment strategies of Old Westbury U.S. Large Cap Fund and Old Westbury Non-U.S. Large Cap Fund and (2) a change to the principal investment strategies of Old Westbury Global Small & Mid Cap Fund.

Effective November 16, 2011, Old Westbury U.S. Large Cap Fund changed its name to Old Westbury Large Cap Core Fund and the Fund's investment strategies were changed to:

The Fund pursues its investment goal by investing in a diversified portfolio of equity and equity-related securities throughout the world. Under normal circumstances, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in securities of large capitalization companies. The Adviser currently defines large capitalization companies as companies having, at the time of initial investment, a market capitalization equal to or greater than the largest 70% by market capitalization of the companies that comprise the S&P Global Broad Market Index.

Effective November 16, 2011, Old Westbury Non-U.S. Large Cap
Fund changed its name to Old Westbury Large Cap Strategies
Fund and the Fund's investment strategies were changed to:

The Fund invests in a diversified portfolio of large capitalization U.S. companies that the Adviser believes have the potential for above-average returns. Under normal circumstances, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in equity securities of U.S. large capitalization companies. The Adviser currently defines large capitalization U.S. companies as having, at the time of initial investment, a market capitalization of at least $10 billion. The securities of large capitalization companies are determined to be "U.S." based on a consideration of various factors, including an issuer's domicile, principal place of business and primary stock exchange listing.

Effective November 16, 2011, the Old Westbury Global Small & Mid Cap Fund's principal investment strategies were revised to define small- and mid-capitalization companies as companies having, at the time of initial investment, a market capitalization not greater than the smallest 40% by market capitalization of the companies that comprise the S&P Global Broad Market Index.